FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 18 February 2005– 24 February 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom convicted for failure to disclose costs associated with telephone information service

Media Release

Issued 23 February 2004-05 / 097

Telecom convicted for failure to disclose costs associated with telephone information service

Failing to disclose a 12 cents per minute charge for calls made to an 08322 information line has cost Telecom New Zealand Limited more than $5,500 and a conviction under the Fair Trading Act.

The Commerce Commission took the action against Telecom following a complaint from a member of the public concerned that he had been charged unknowingly for a number of calls made to the Environment Canterbury (ECan) River and Flood information number in late 2001.

In the Christchurch District Court, Judge Abbott fined Telecom $4,000 for breaching the Act, and ordered Telecom to pay $1,500 to the Commission’s costs, plus court costs of $130.

The Commission’s investigation revealed that the standard Telecom message advising of charges for calling an information line had been missing from the line for the period in which the complainant had made his calls, and was not reinstated until January 2002 when ECan advised Telecom of the problem. Telecom was unable to establish how long the message had been missing from the information line, which had been operating since 1986.

Chair Paula Rebstock said that even in the short period between the time the complainant made his first call to the information line and the time the message was reinstated, approximately four months, over 10,000 calls were made to the information line.

The Court judgment found that Telecom had engaged in misleading conduct by failing to advise the public, in either the phone directory or at the start of the call itself that calls to the Ecan Infoline attracted a charge. In fact, the only way that consumers could have discovered that these calls were chargeable was to call Telecom’s 123 customer service numbers.

“The Court decision reinforces the important principle that the Fair Trading Act imposes on traders a legal duty to advise consumers of any unexpected costs before they purchase goods or services,” said Ms Rebstock.

In an earlier judgment, the Court found Telecom guilty as “it did not provide any information in the telephone directory, either in the general information section or through Environment Canterbury’s listings, regarding the chargeable nature of calls to 08322 Infoline calls and because, for some unexplained reason the introductory greeting “fell off” the Ecan Infoline number during part or all of the period from 20 October 2001 and 25 January 2002.”

The Commission had previously offered to settle the matter with Telecom. The settlement offer had required an acknowledgement by Telecom that it had breached the Fair Trading Act and an agreement that it would compensate affected consumers, however the company chose not to accept the Commission’s offer.

Media contact:	Deborah Battell, Director, Fair Trading Branch Phone work (04) 924 3760, mobile 029 924 3760 Jackie Maitland, Communications Manager Phone work (04) 924 3708, mobile 029 924 3708

Commission media releases can be viewed on its web site www.comcom.govt.nz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary
Dated:	24 February 2005